SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
Four Times Square
New York, NY 10036
September 17, 2007
VIA EDGAR AND HAND DELIVERY
United States Securities and Exchange
Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Edward Kelly, Esq.

RE:	Pzena Investment Management, Inc.;
Amendment No. 2 to Registration Statement on Form S-1
Filed on August 6, 2007 (No. 333-143660)
Dear Mr. Kelly:
          On behalf of our client, Pzena Investment Management, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated August 31, 2007 (the “Comment Letter”) with respect to Amendment No. 2 to the Registration Statement on Form S-1 filed by the Company with the Commission on August 6, 2007 (No. 333-143660) (the “Registration Statement”).
          Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter.
          The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.

1.	You disclosed that your acquisition of membership interests in Pzena Investment Management, LLC was treated as a reorganization of entities under common control, similar to a pooling of interests, analogous to the type of transaction described in EITF 94-2. Since EITF 94-2 applies only to transactions involving REITs, we do not believe that analogizing to EITF 94-2 is appropriate under the circumstances. See the last paragraph of the EITF Discussion in EITF 95-7. Instead, we believe that it is more appropriate under the circumstances to utilize EITF 02-5 in determining who the members of the control group are. Please do so and supplementally tell us who you determine are members of the control group. Please tell us how you reached the conclusion you did under EITF 02-5. Please provide us with a schedule showing the ownership interests of each member of the control group for each entity before and after the reorganization. Please also provide in the same schedule this information for members that are not part of the control group. For members that are not part of the control group, please consider the guidance in FTB 85-5 in determining your accounting for minority shareholders that participate in the exchange and disclose your accounting treatment in the filing.
     In response to the Staff’s comment, the Company has analyzed the proposed reorganization of Pzena Investment Management, LLC (“Pzena LLC”) and concurrent transactions (collectively, the “Reorganization Transactions”) in light of the guidance in Financial Accounting Standards Board Technical Bulletin No. 85-5, Issues Relating to Accounting for Business Combinations (“FTB 85-5”) and Emerging Issues Task Force Issue 02-5, Definition of “Common Control” (“EITF 02-5”) with respect to non-substantive stock transactions between companies under common control, and has referred to EITF 02-5 for the circumstances in which common control exists.
Structure and Control of Pzena LLC and the Reorganization Transactions
     The ownership structure and control of Pzena LLC before and after the Reorganization Transactions is described below.
     Currently, Pzena LLC operates as a limited liability company that has elected to be treated as a partnership for tax purposes. The members of Pzena LLC consist of its management, certain other employees of Pzena LLC and two outside investors. Pursuant to the current operating agreement of Pzena LLC, each member of Pzena LLC has appointed Richard S. Pzena as the sole Manager and all business and affairs of Pzena LLC are under his sole direction.
     On May 10, 2007, the Company was initially capitalized. As described in the Registration Statement, the Company will sell a number of shares of its Class A common stock, par value $0.01 per share (the “Company Class A Shares”), to the public and use the net proceeds therefrom to acquire approximately 10% of the currently outstanding membership units of Pzena LLC (the “Pzena LLC Units”) from three of the current members of Pzena LLC. The Pzena LLC Units owned by the

Company will be its sole asset immediately after the Reorganization Transactions. Concurrently with the Company’s acquisition of Pzena LLC Units, the operating agreement of Pzena LLC will be amended and restated to, among other things, (1) designate the Company as its sole Managing Member, and (2) provide that Pzena LLC Units owned by each member other than the Managing Member will be exchangeable, at certain times, for the corresponding number of Company Class A Shares.
     Concurrently, each member of Pzena LLC other than the Company will be issued one share of the Company’s Class B common stock, par value $0.000001 per share (the “Company Class B Shares”) for each Pzena LLC Unit it owns after the Reorganization Transactions. Each Company Class B Share entitles its holder to five votes per share on all matters submitted to a vote of the Company’s stockholders. After giving effect to the Reorganization Transactions, the holders of the Company Class B Shares will have approximately 97.8% of the voting power in the Company, which will be the sole Managing Member of Pzena LLC, as more fully described on page 29 of the Registration Statement. All of these holders of the Company Class B Shares, each of whom are members of Pzena LLC before the Reorganization Transactions, will sign an agreement to vote these shares in concert, in accordance with the view expressed by a majority in interest of these holders in a “pre-vote”, on all matters that the Company submits to a vote of its stockholders. Therefore, the holders of the Company Class B Shares immediately after the Reorganization Transactions will be able to exercise control over all matters submitted to a vote of the Company’s stockholders, including the annual election of the Company’s directors and the approval of certain significant corporate transactions. The owners of the Company Class A Shares will collectively hold 100% of the economic rights of the Company (which itself will have an approximate 10% membership interest in Pzena LLC) and approximately 2.2% of the voting power in the Company.
Accounting Analysis of Reorganization Transactions
     The Company has analyzed the Reorganization Transactions pursuant to the guidance in FTB 85-5 with respect to stock transactions between companies under common control, and the guidance in EITF 02-5 with respect to the circumstances in which common control exists. On the basis of this analysis, the Company has concluded that historical cost accounting is appropriate because its initial acquisition of Pzena LLC Units is a transaction that takes place between entities under common control and lacks economic substance.
     In discussing the accounting treatment for stock transactions between companies under common control, paragraph 6 of FTB 85-5 states that:
if the exchange lacks substance, it is not a purchase event and should be accounted for based on existing carrying amounts. That is, if the minority interest does not change and if in substance the only assets of the combined entity after the exchange are those of the partially owned subsidiary prior to the exchange, a change in ownership has not taken place....
     With respect to the initial acquisition of Pzena LLC Units by the Company, the only assets and liabilities that exist subsequent to the Reorganization Transactions are those that were present prior thereto. Other than the members of Pzena LLC who are selling their Pzena LLC Units to the Company in exchange for cash, the pre-existing members merely exchange their direct economic interest in Pzena LLC in return for an equivalent economic interest in the Company, which itself is the sole Managing Member of Pzena LLC and will own no other assets other than its membership interest in Pzena LLC. Correspondingly, these transactions are without effective economic substance as noted in FTB 85-5.
     To determine if common control of Pzena LLC and the Company exists before and after the Reorganization Transactions, the Company considered guidance set forth in paragraph 3(c) of EITF 02-5, which states that common control exists between (or among) separate entities when “[a] group of shareholders holds more than 50 percent of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert exists.”
     The operating agreement of Pzena LLC, which must be executed by each person admitted as a member of Pzena LLC, has historically provided that Richard S. Pzena be its sole Manager and that he has the authority to make all business, strategic and operational decisions for Pzena LLC. Therefore, the control group of Pzena LLC prior to the Reorganization Transactions consists of all of its members. After the Reorganization Transactions, Pzena LLC will be controlled by the Company in its capacity as its sole Managing Member. In turn, the Company will be controlled by the group of holders of the Company Class B Shares because they will collectively hold 97.8% of the Company’s voting power after the Reorganization Transactions and they will have agreed in writing to vote these shares in concert. Therefore, the control group of Pzena LLC after the Reorganization Transactions is the group of holders of Company Class B Shares, who are substantially the same as the members of Pzena LLC before the Reorganization Transactions. Per your request, a schedule of the control group is contained in Appendix A.
     In response to the Staff’s Comment, the Company will amend the relevant disclosure in the Registration Statement as set forth below in order to reflect its application of the guidance in FTB 85-5 and EITF 02-5 to the Reorganization Transactions.
“Our acquisition of membership interests in Pzena Investment Management, LLC will be treated as a reorganization of entities under common control pursuant to the guidance set forth in FTB 85-5 in relation to FASB Statement No. 141. Accordingly, the pro forma adjusted net liabilities assumed by us through this offering will be reported at Pzena Investment Management, LLC’s historical cost basis.”
2.	Please tell us and disclose in the filing your anticipated accounting for any subsequent exchanges of LLC shares for Inc shares that will occur in the future. In doing so, if you believe that these future exchanges will be non-substantive in nature, please tell us your rationale and disclose in the filing your proposed accounting treatment. A demonstrative example of an exchange using the proposed post-IPO capital structure of LLC and Inc would be helpful, as a part of your supplemental response to us, in proving that these subsequent exchanges would in fact be non-substantive, because we would also be able to easily see how the exchange economically impacts both those participating in the exchange as well as other shareholders of Inc that are not participating in the exchange. Refer to FTB 85-5.
     Pursuant to the accounting guidance discussed in the response to Comment No. 1, the Company intends to account for future exchanges by members of Pzena LLC of their Pzena LLC Units for Company Class A Shares in a manner consistent with the Company’s initial acquisition of Pzena LLC Units. Since subsequent acquisitions of non-controlling interests in Pzena LLC in exchange for the Company’s common stock would be transactions between entities under common control which lack economic substance (because the percentage ownership of the exchanging members in the underlying assets and liabilities of the operating partnership remains the same; only their form of ownership changes), such exchanges will be recorded at existing carrying value and can be considered an effective reclassification from minority interest to common stock and additional paid-in capital. In other words, as members of Pzena LLC merely exchange their direct interest in Pzena LLC for an equivalent direct interest in the Company, which itself is the sole Managing Member of Pzena LLC and will own no other assets other than its membership interest in Pzena LLC, such transactions are intrinsically non-substantive and would not require purchase accounting. Please see Appendix B for an illustration of the accounting and economic implications of a demonstrative exchange subsequent to the consummation of the Reorganization Transactions. As this example illustrates, the fact that the Company’s only asset is its membership interest in Pzena LLC causes such one-for-one exchanges to be non-dilutive and without economic impact on pre-existing holders of the Company Class A Shares.
     In response to the Staff’s comment, the Company will supplement the relevant disclosure in the Registration Statement to state that, “Subsequent exchanges of Pzena Investment Management, LLC units into shares of our Class A common stock will be similarly recorded at book value.”

     We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 735-3202.

Very truly yours,

/s/ Yasmeena F. Chaudry Yasmeena F. Chaudry, Esq.

cc:	Wayne A. Palladino
Richard B. Aftanas, Esq.
Ralph Arditi, Esq.
Vincent Pagano, Esq.

APPENDIX A
Pre-Reorganization Transactions Control Group (Pzena LLC Members)

Richard S. Pzena	38.6156%
John P. Goetz	9.6064%
A. Rama Krishna	8.2825%
Wayne A. Palladino	0.4359%
William L. Lipsey	8.6479%
All other Pzena LLC Members, as a group	34.4117%

Total as a percent of Pzena LLC	100.0000%

Post-Reorganization Transactions Control Group (Company Class B Shareholders)

Richard S. Pzena	41.9735%
John P. Goetz	10.4417%
A. Rama Krishna	9.0027%
Wayne A. Palladino	0.4738%
William L. Lipsey	9.3999%
All other Company Class B Shareholders, as a group	26.5345%

Total Control Group as a percent of Company	97.8261%

Company Class A Shareholders	2.1739%

Total Company	100.0000%

APPENDIX B

		10% Assumed
	Pre-exchange	Exchange
Pzena LLC Units held by Company	6,414,319	12,819,163
All other Pzena LLC Units	57,634,119	51,229,275

Total Pzena LLC Units	64,048,438	64,048,438

Pzena LLC net income	100,000,000	100,000,000
Pzena LLC net assets	60,000,000	60,000,000

Company pre-tax income	10,000,000	20,000,000

Company net assets	6,000,000	12,000,000
Company Class A Shares outstanding	6,414,319	12,819,163
Company book value per share	$0.94	$0.94

Pzena LLC non-controlling interest in net assets	54,000,000	48,000,000
Non-controlling Pzena LLC Units outstanding	57,634,119	51,229,275
Pzena LLC non-controlling book value per share	$0.94	$0.94

Pzena LLC earnings per unit	$1.56	$1.56

Company pre-tax earnings per share	$1.56	$1.56
          All figures are for illustrative purposes only